Trey Fitz-Gerald

Director of Communications, Real Salt Lake
September 2021 – Present

Cofounder, Fan Owned Club / FC Pinzgau Saalfelden
2018 - 2021

Director of Communications, Real Salt Lake
2004 - 2018

Sr. Director, Public Relations, Major League Soccer
1997 - 2004